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A Better Long-term Investment for Better Long-term Investors

The Matthew 25 Fund (symbol MXXVX) is a no-load growth and value mutual fund.



Prospectus



Annual Reports



Fund Manager

About the Matthew 25 Fund

The Fund blends Growth and Value Investing in its securities selection process. The Fund's adviser places great emphasis on valuing a business, which then leads to calculating a value for the company's securities. This information is then utilized when buying or selling stocks, in order to increase the potential returns or to reduce the risk of price declines of the Fund's investments.

Learn More About Fund Strategy

COVID-19 Letter to Shareholders April 2020


INVESTMENT
Investment - by regions
Return on Investment

Ready to take the next step?

The Fund is open to new investors. The minimum initial purchase is $10,000.

Prospectus & Application

Phone : 888-M25-FUND
Email: info@matthew25fund.com

715 Twining Road, Suite #212
Dresher, PA 19025

Please see the prospectus for complete information, including investment objectives, risks, charges and expenses. Read it carefully before you invest.

The Matthew 25 Fund is offered only to citizens and residents of the US, and the information on this Web site is intended only for

888-M25-FUND | My Account

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Prospectus

You can obtain the Prospectus, Share Purchase Application, and the Annual Report on-line, or by mail. To request by mail click here.

On-line Prospectus

Share Purchase Application

On-line IRA Application

Statement of Additional Information

Ready to take the next step?

The Fund is open to new investors. The minimum initial purchase is $10,000.

Prospectus & Application

Phone : 888-M25-FUND

Email: info@matthew25fund.com

715 Twining Road, Suite #212

Dresher, PA 19025

© Copyright 2001-2024 Matthew 25 Fund symbol MXXVX, All rights reserved.

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Strategy

Mission

Matthew 25 Fund is an open-ended, non-diversified, investment company that seeks long-term capital appreciation through investments in common stocks, securities convertible into common stocks, preferred stocks and/or bonds. Income, through dividends or interest, will be a secondary objective.

Strategy

The Fund blends Growth and Value Investing in its securities selection process. The Fund's Adviser places great emphasis on valuing a business, which then leads to calculating a value for the company's securities. This information is then utilized when buying or selling stocks, in order to increase the potential returns or to reduce the risk of price declines of the Fund's investments.

The four categories that the investment Adviser evaluates, in order to value a company and its securities, are as follows:

- Business
- Management

- Financial

- Price

The Adviser believes that the Fund will make the most money by investing with the exceptional; accordingly, the Adviser's search is for securities possessing the best combinations of a desirable business, with outstanding management and clean financials (low debt and sufficient working capital), and a market price that the Adviser deems to be at or below its fair value.

The Fund is willing to invest in the securities of companies with small, medium or large capitalization. In other words, the Fund is open to search a large universe of public companies so that it may find stocks with the exceptional traits that the Fund so desires. Whenever the Adviser finds such an investment, the Adviser may purchase this stock or its convertible securities with up to 25% of the Fund's total assets. The Fund's willingness to place a large percentage of its assets in a single stock does distinguish it from most other funds.

Please see the prospectus for complete information, including investment objectives, risks, charges and expenses. Read it carefully before you invest or send money.

Ready to take the next step?

The Fund is open to new investors. The minimum initial purchase is $10,000.

Prospectus & Application

Phone : 888-M25-FUND
Email: info@matthew25fund.com

715 Twining Road, Suite #212
Dresher, PA 19025

Please see the prospectus for complete information, including investment objectives, risks, charges and expenses. Read it carefully before you invest.

The Matthew 25 Fund is offered only to citizens and residents of the US, and the information on this Web site is intended only for such persons. Nothing on this Web site should be considered a solicitation to buy or an offer to sell shares of the Matthew 25 Fund in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such jurisdiction.

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Fund Manager

The Matthew 25 Management Corp. is the Investment Adviser to the Fund and has continued this service since July 8, 1996. Mr. Mark Mulholland is the sole owner, director and officer of the Investment Adviser as well as serving as the president of the Fund. As president of the Investment Adviser he has direct responsibility for day-to-day management of the Fund's investment portfolio.

Mr. Mulholland has a BA in Economics from Lafayette College. He worked as a stockbroker from February 14, 1983 to January 13, 2023. He was stockbroker with Advest Inc., Paine Webber & Co., and Boenning & Scattergood.



Mark Mulholland

Before starting the **Matthew 25 Fund** in 1995, Mark Mulholland ran an investment partnership (XXV Matthew Limited Partnership) for 4 years.

Mr. Mulholland and the **Matthew 25 Fund** have been featured in various publications such as The Wall Street Journal, Barron's, Bloomberg and The New York Times.

Please see the prospectus for complete information, including investment objectives, risks, charges and expenses. Read it carefully before you invest or send money.

Ready to take the next step?

The Fund is open to new investors. The minimum initial purchase is $10,000.

Prospectus & Application

Phone : 888-M25-FUND
Email: info@matthew25fund.com

715 Twining Road, Suite #212
Dresher, PA 19025

Please see the prospectus for complete information, including investment objectives, risks, charges and expenses. Read it carefully before you invest.

The Matthew 25 Fund is offered only to citizens and residents of the US, and the information on this Web site is intended only for such persons. Nothing on this Web site should be considered a solicitation to buy or an offer to sell shares of the Matthew 25 Fund in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such jurisdiction.

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Reports



Matthew 25 Fund

SEMI-ANNUAL SHAREHOLDER REPORT
June 30, 2024 (Unaudited)

MATTHEW 25 FUND
MXXVX

EXPENSE INFORMATION

What were the Fund costs for the past six months?
(based on a hypothetical $10,000 investment)

Fund Name	Costs of a $10,000 investment	Costs paid as a percentage of a $10,000 investment*
Matthew 25 Fund	$55.50	1.11%

* Annualized

PERFORMANCE GRAPH

AVERAGE ANNUAL RETURNS

	1 YEAR	5 YEARS	10 YEARS
Matthew 25 Fund	22.95%	9.41%	8.73%
S&P 500 Index	24.56%	15.03%	12.85%

Hypothetical Cumulative Performance Comparison of $10,000 Investment For the Past 10 Years



Past performance is not a good predictor of future performance. The returns shown do not reflect taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Updated performance data current to the most recent month-end can be obtained by calling 1-888-M25-FUND.

FUND STATISTICS

NET ASSETS: $289.8 MILLION
PORTFOLIO HOLDINGS: 23
PORTFOLIO TURNOVER: 16.70%
ADVISORY FEES PAID BY FUND: $1,399,689

ADDITIONAL INFORMATION

This semi-annual shareholder report contains important information about the Matthew 25 Fund - MXXVX for the period January 1, 2024 to June 30, 2024, as well as certain changes to the fund.

You can find additional information about the fund at https://www.matthew25fund.com/. You can also request this information by contacting us at 1-888-M25-FUND.

MANAGMENT'S DISCUSSION OF FUND PERFORMANCE

Dear Shareholders,

Our Matthew 25 Fund (MXXVX) returned 8.79% in the first 6 months of 2024. This was less than the 15.35% return on the S&P 500 Index (SPX). I am optimistic about our current portfolio of growth and value investments with a higher weighting of growth stocks; I believe that our portfolio's long-term return potential can outpace the SPX in the future years. I always try to emphasize long-term investing and hope to increase our fund's performance over the upcoming years:

Period	MXXVX	SPX
15 yrs.	15.30%	14.80%
Inception (10/16/1995)	10.87%	10.10%

A $10,000 investment in MXXVX at its inception has grown to $193,570. My wife and I have been owners since inception and willfully continue to purchase shares. We currently own 10.65% of MXXVX.

During the first half of this year, I made the following changes to our portfolio:

<u>Sold</u> - Five Below, Penn Entertainment & Under Armour

<u>Bought</u> + MGM, MercadoLibre

These changes were made to improve the growth potential and intrinsic value of our investments. To see the performance of our legacy holdings and additional portfolio information, please visit our website to read our Semi-annual Shareholder Letter for 6/30/24. As always, it is my honor to work for you and to invest side-by-side with you.

Good fortune,

Mark Mulholland

Download Reports

Portfolio Holdings September 2024

Semi-Annual Tailored Shareholder Report June 2024

Letter for Shareholders June 2024

Semi-Annual Report June 2024

Proxy Voting Table June 2024

Portfolio Holdings March 2024

Annual Report 2023

Portfolio Holdings September 2023

Semi-Annual Report 2023

Portfolio Holdings March 2023

Annual Report 2022

Portfolio Holdings September 2022

Semi-Annual Report 2022

Portfolio Holdings March 2022

Annual Report 2021

Portfolio Holdings September 2021

Semi-Annual Report 2021

Portfolio Holdings March 2021

Annual Report 2020

Portfolio Holdings September 2020

Semi-Annual Report 2020

Annual Report 2019

Semi-Annual Report 2019

Annual Report 2018

Semi-Annual Report 2018

Annual Report 2017

Semi-Annual Report 2017

Annual Report 2016

Semi-Annual Report 2016

Annual Report 2015

Semi-Annual Report 2015

Annual Report 2014

Semi-Annual Report 2014

Annual Report 2013

Semi-Annual Report 2013

Annual Report 2012

Semi-Annual Report 2012

Annual Report 2011

Semi-Annual Report 2011

Annual Report 2010

Semi-Annual Report 2010

Annual Report 2009

Semi-Annual Report 2009

Annual Report 2008

Semi-Annual Report 2008

Annual Report 2007

Semi-Annual Report 2007

Annual Report 2006

Semi-Annual Report 2006

Annual Report 2005

Semi-Annual Report 2005

Annual Report 2004

Semi-Annual Report 2004

Annual Report 2003

Ready to take the next step?

The Fund is open to new investors. The minimum initial purchase is $10,000.

Prospectus & Application

Phone : 888-M25-FUND
Email: info@matthew25fund.com

715 Twining Road, Suite #212

Dresher, PA 19025

888-M25-FUND | My Account

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FAQ

What makes the Matthew 25 Fund different from other funds?

1. We offer the returns of a big mutual fund, but with the personal customer service of a small business. We communicate regularly with our shareholders, and we are easily accessible.

2. Mark Mulholland, the Fund's Portfolio Manager, is one of the largest shareholders of the Fund.

3. The Fund's investment style is focused, and has the ability to concentrate its holdings in fewer securities when compared to most mutual funds. The Matthew 25 Fund typically holds between 12 and 30 securities and can own up to 25% of its assets in one security.

4. The Fund is not restricted by the size of the public companies it may own. It has invested in companies with a market capitalization of $50 million, and companies with a market capitalization of over $100 billion. In addition, the Fund has purchased foreign securities and may do so in the future.

What securities does the Fund currently own?

Securities owned by the fund are subject to change. Review the recent annual reports to see holdings from December 31st and June 30th.

Are there sales charges or fees associated with buying or redeeming shares of the Matthew 25 Fund?

The Matthew 25 Fund has no sales charges, 12b-1 fees or loads. However, a short-term redemption fee of 2% will be imposed on redemptions of shares that are held for one year or less. The short-term redemption fee is not a load or sales charge because the fee goes directly back into the Fund for the benefit of the remaining shareholders. The Matthew 25 Fund is not intended for short-term or momentum investors.

How long has the Matthew 25 Fund been around?

Since October 16, 1995.

What is the minimum initial investment amount and minimum subsequent purchase amount?

$10,000 for an initial investment and $100 for subsequent purchases.

What is the expense ratio for the Matthew 25 Fund?

For the year ended 12/31/2023 the expense ratio was 1.10%.

Can my investment in the Matthew 25 Fund be an IRA?

Yes. Your shares can be invested as a regular IRA, a Roth IRA, a Simple IRA or a SEP IRA. The Matthew 25 Fund also accepts rollovers from pension and profit sharing plan distributions. Please contact us for specific information at 888-M25-FUND.

Where does the name Matthew 25 come from?

The Matthew 25 Fund is named after the gospel Matthew 25 from The Bible. The Matthew 25 Fund does not consider itself a religious or socially conscious fund. Mark Mulholland started the Fund in 1995 and believed then and believes now that the information contained in the gospel has significance for day-to-day living. Matthew 25 contains three parables, and Mr. Mulholland believes that these parables tell us to be prepared, do your duty, and remember that it does matter how you treat people.

Click here to read the gospel   Matthew 25.

Please see the prospectus for complete information, including investment objectives, risks, charges and expenses. Read it carefully before you invest or send money.

Ready to take the next step?

The Fund is open to new investors. The minimum initial purchase is $10,000.

Prospectus & Application

Phone : 888-M25-FUND
Email: info@matthew25fund.com

715 Twining Road, Suite #212
Dresher, PA 19025

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Ready to take the next step?

The Fund is open to new investors. The minimum initial purchase is $10,000.

Prospectus & Application

Phone : 888-M25-FUND
Email: info@matthew25fund.com

715 Twining Road, Suite #212
Dresher, PA 19025